Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	October	2003,

Commission file number: 0-15741

AB ELECTROLUX (Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden (Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.) (Registrant)

Date: October 22, 2003	By /s/ William G. E. Jacobs

REPORT FOR THE FIRST NINE MONTHS OF 2003
Stockholm, October 21, 2003

o	Net income per share SEK 12.75, down 2.7%,	Contents
	excluding items affecting comparability	2	Net sales and income
		3	Cash flow
o	Income after financial items adversely affected	3	Financial position
	by changes in exchange rates in the amount	4	Operations by business area
	of SEK 740m	6	Structural changes
		7	Value created
o	Strong growth and higher income in USD for	8	Other facts
	appliances and outdoor products in North America	10	Outlook for the rest of
			2003
o	Substantially lower income for floor-care	11	Financial statements
	products and food-service equipment	18	Definitions

	Nine	Nine		Third	Third
	months	months		quarter	quarter
Amounts in SEKm, unless otherwise stated	2003	2002	Change	2003	2002	Change

Net sales	95,762	102,564	-6.6%	30,387	31,760	-4.3%

Operating income1)	5,527	8,294	-33.4%	1,320	1,781	-25.9%

Operating income excl. items affecting comparability	5,905	6,384	-7.5%	1,698	1,756	-3.3%

Margin, %	6.2	6.2		5.6	5.5

Income after financial items1)	5,418	8,104	-33.1%	1,286	1,728	-25.6%

Income after financial items excl. items affecting comparability	5,796	6,194	-6.4%	1,664	1,703	-2.3%

Margin, %	6.1	6.0		5.5	5.4

Net income1)	3,624	6,051	-40.1%	767	1,239	-38.1%

Net income excl. items affecting comparability	4,002	4,300	-6.9%	1,145	1,222	-6.3%

Net income per share, SEK1)2)	11.55	18.40	-37.2%	2.50	3.80	-34.2%

Net income per share, excl. items affecting comparability, SEK2)	12.75	13.10	-2.7%	3.70	3.75	-1.3%

Value creation	2,659	2,720	-61	649	636	+13

Return on equity, %1)	17.4	26.6

Return on equity, excl. items affecting comparability, %	19.2	18.9

1.	Income includes items affecting comparability in the amount of SEK — 378m (1,910) (see page 2).

2.	Based on an average of 314.1 (328.8) million shares after buy-backs for the nine months period, and 312.2 (327.2) for the third quarter.

AB ELECTROLUX (PUBL) MAILING ADDRESS SE-105 45 STOCKHOLM, SWEDEN OFFICE ADDRESS S:T GöRANSGATAN 143	TELEPHONE +46 8 738 60 00 TELEFAX +46 8 738 70 90	INVESTOR RELATIONS +46 8 738 60 03 WEBSITE www.electrolux.com/ir	E-MAIL ADDRESS ir@electrolux.se REG. NO. 556009-4178

NET SALES AND INCOME
Net sales for the Electrolux Group in the first nine months of 2003 amounted to SEK 95,762m, as against SEK 102,564m for the same period in the previous year. This corresponds to a decrease of -6.6% of which -9.7% refers to changes in exchange rates, -0.2% to changes in the Group’s structure, and +3.3% to price/mix/volume.

Operating income declined to SEK 5,527m (8,294), corresponding to 5.8% (8.1) of sales, and income after financial items decreased to SEK 5,418m (8,104), which corresponds to 5.7% (7.9) of sales. Net income declined to SEK 3,624m (6,051), corresponding to SEK 11.55 (18.40) per share.

Items affecting comparability
The above income figures for 2003 include items affecting comparability in the amount of SEK -378m (1,910). These refer to the third quarter and include a provision of SEK -293m for previously established loan guarantees for launderettes in Germany, and a capital loss of SEK -85m related to the divestment of the Group’s compressor operation.

Items affecting comparability in 2002 refer to capital gains from divestments of operations, mainly in the first quarter but also in the third quarter of the year.

Income excluding items affecting comparability
Excluding the above-mentioned items affecting comparability, operating income for the first nine months of 2003 declined by 7.5% to SEK 5,905m (6,384), representing 6.2% (6.2) of net sales. Income after financial items decreased by 6.4% to SEK 5,796m (6,194), corresponding to 6.1% (6.0) of net sales. Net income declined by 6.9% to SEK 4,002m (4,300), corresponding to SEK 12.75 (13.10) per share.

Effects of changes in exchange rates
Compared with the first nine months of 2002, changes in exchange rates, i.e. in terms of both transaction and translation effects, had a negative impact on operating income of SEK -820m, and SEK-740m on income after financial items. These effects are traceable mainly to the strengthening of the Swedish krona against the US dollar, the Canadian dollar and the British pound.

Financial net
Net financial items improved to SEK -109m (-190), mainly as a result of reduced net borrowings.

THIRD QUARTER
Net sales in the third quarter of 2003 amounted to SEK 30,387m (31,760). Of the total decline of -4.3%, -7.5% is attributable to changes in exchange rates, -2.0% to changes in Group structure, and +5.2% to volume/price/mix.

Operating income declined to SEK 1,320m (1,781), corresponding to 4.3% (5.6) of sales. Income after financial items decreased to SEK 1,286m (1,728), which corresponds to 4.2% (5.4) of sales. Net income was SEK 767m (1,239), corresponding to SEK 2.50 (3.80) per share.

Compared with the third quarter of 2002, changes in exchange rates, i.e. in terms of both transaction and translation effects, had a negative impact on operating income of SEK -220m and of SEK -210m on income after financial items.

Income excluding items affecting comparability
Excluding items affecting comparability, operating income in the third quarter declined by 3.3% to SEK 1,698m (1,756), corresponding to 5.6% (5.5) of sales, and income after financial items decreased by 2.3% to SEK 1,664m (1,703), corresponding to 5.5% (5.4) of sales. Net income was SEK 1,145m (1,222), corresponding to SEK 3.70 (3.75) per share.

CASH FLOW
Operating cash flow generated by business operations after financial items and taxes was SEK 401m as compared to SEK 5,521m in 2002, after adjustment for proceeds from divested operations.

The decline is mainly due to an increase in working capital, largely referring to accounts receivable and accounts payable. Working capital at year-end 2002 was at a historically low level, largely due to high accounts payable. Lower income, higher utilization of the restructuring provision, as well as increased taxes paid also negatively impacted cash flow for the first nine months of 2003.

	Nine	Nine	Full
	months	months	year
	2003	2002	2002

Operating cash flow, SEKm

Cash flow from operations, excluding change in operating assets and liabilities	5,920	6,759	9,100

Change in operating assets and liabilities	-3,327	845	1,805

Capital expenditure in tangible fixed assets	-2,333	-2,199	-3,335

Other	141	116	95

Operating cash flow	401	5,521	7,665

FINANCIAL POSITION

Equity
Equity as of September 30, 2003, amounted to SEK 27,456m (30,664), which corresponds to SEK 87.90 (95.00) per share.

Return on equity was 17.4% (26.6). Excluding items affecting comparability, return on equity was 19.2% (18.9).

	Nine	Nine	Full
	months	months	year
	2003	2002	2002

Change in equity, SEKm

Opening balance	27,629	28,864	28,864

Dividend payment	-1,894	-1,483	-1,483

Repurchase of shares	-853	-1,083	-1,703

Minimum liability US pensions	—	—	-1,335

Translation differences, etc.	-1,050	-1,685	-1,809

Net income	3,624	6,051	5,095

Closing balance	27,456	30,664	27,629

Liquid funds and Net debt / equity
Net borrowings decreased to SEK 1,384 (4,187). Liquid funds at the end of the period amounted to SEK 12,264m (15,038). Interest-bearing liabilities and provisions declined to SEK 13,648m (19,225).

The net debt/equity ratio improved to 0.05 (0.13). The equity/assets ratio decreased somewhat to 41.1% (41.5).

	Sept. 30,	Sept. 30,	Dec. 31,
	2003	2002	2002

Net debt, SEKm

Interest-bearing liabilities	13,648	19,225	15,698

Liquid funds	-12,264	-15,038	-14,300

Net borrowings	1,384	4,187	1,398

Net debt/equity	0.05	0.13	0.05

Equity/assets ratio, %	41.1	41.5	39.7

Net assets
Net assets as of September 30, 2003, declined to SEK 28,090m (32,588). Average net assets for the period declined to SEK 31,009m (36,551), mainly as a result of restructuring and changes in exchange rates. Average net assets after adjustment for items affecting comparability amounted to SEK 33,294m (37,584), corresponding to 26.1% (27.5) of net sales. The return on net assets was 23.8% (30.3) and 23.6% (22.6) excluding items effecting comparability.

Inventories, accounts receivable and accounts payable
Inventories amounted to SEK 14,299m (15,461) and accounts receivable to SEK 23,885m (24,399), corresponding to 12.3% (12.3) and 20.6% (19.4) of annualized net sales, respectively. Accounts payable amounted to SEK 14,188m (16,216), corresponding to 12.2% (12.9) of annualized net sales.

OPERATIONS BY BUSINESS AREA

Consumer Durables
Industry shipments of core appliances in Europe increased in volume by approximately 4% in the first nine months of 2003 compared with the same period in 2002. Western Europe showed an increase of almost 3%, while shipments in Eastern Europe rose by approximately 8%. In the third quarter, shipments in Europe rose by 5%, with an increase of 4% in Western Europe and 8% in Eastern Europe.

Group sales of appliances in Europe were largely unchanged from the previous year, but increased somewhat in local currency. Sales showed good growth in Eastern Europe and the UK, but declined in several other markets. Operating income was in line with the previous year, and margin was unchanged. Income was negatively affected by unfavorable currency trends and downward pressure on prices.

Industry shipments of core appliances in
Europe, year-over-year change	Jan-Sep, 2003	Third quarter 2003

Western Europe	+3%	+4%

Eastern Europe	+8%	+8%

Total Europe	+4%	+5%

In the US, industry shipments of core appliances increased in volume by approximately 3% during the first nine months of 2003. Shipments of major appliances, i.e. including room air-conditioners and microwave ovens, increased by approximately 9%. In the third quarter, shipments rose by approximately 9% for core appliances and by approximately 9% for major appliances.

Group sales of major appliances in North America showed good growth in USD compared with the first nine months of 2002. Operating income increased substantially in USD and margin improved, as a result of higher volumes, lower costs for materials and better manufacturing efficiency.

Industry shipments of appliances in US,
year-over-year change	Jan-Sep, 2003	Third quarter 2003

Core appliances	+3%	+9%

Major appliances	+9%	+9%

Demand for core appliances in Brazil showed a considerable downturn, both for the period as a whole and for the third quarter. Group sales of appliances showed good growth in local currency, but declined in SEK. Operating income improved, but remained negative.

Sales for the Group’s appliance operations in India and China were substantially lower than in the previous year, as a result of ongoing restructuring and downsizing. Both the Indian and the Chinese operations reported larger losses than in the first nine months of 2002. Income for both operations improved in the third quarter, however.

The Australian market for appliances showed an upturn compared with the previous year. Sales for the Group’s Australian operation declined somewhat in local currency. Operating income was lower than in 2002.

Demand for floor-care products increased in Europe and is estimated to have been flat to slightly up in the US. Group sales in Europe were largely unchanged from the previous year, while sales in the US declined. Operating income showed a substantial downturn, as a result of downward pressure on prices particularly in the US, lower volumes and an unfavorable product mix.

Demand for consumer outdoor products in Europe was lower than in the first nine months of 2002, as a result of unfavorable weather in several key markets. Group sales of garden equipment in Europe declined from the previous year. Operating income improved, however, mainly due to previously implemented cost reductions and restructuring.

Demand for garden equipment in North America increased somewhat for the period as a whole, following strong growth in the third quarter. Group sales showed good growth, particularly in this quarter. Operating income increased considerably in local currency, and margin improved.

Overall, sales for the Consumer Durables business area were lower than in the previous year, after translation into SEK. Operating income declined, with a slightly lower margin.

Professional Indoor Products
Demand for food-service equipment was considerably lower than in the previous year, particularly in some key markets in southern Europe and in the Nordic countries. Group sales declined and operating income showed a substantial downturn.

Sales for laundry equipment declined slightly due to lower demand in the US and Japan. Operating income decreased, mainly as a result of changes in exchange rates. Margin was unchanged.

Total sales for Professional Indoor Products were lower than in the previous year, mainly as a result of the divestment of the compressor operation as of August 1, 2003. Operating income declined with a largely unchanged margin.

Professional Outdoor Products
Demand for chainsaws is estimated to have shown some growth in both Europe and North America, however, mainly referring to lower-specified products. Group sales of chainsaws showed good growth in volume compared with the previous year.

Sales of professional lawn and garden equipment also increased over last year, mainly in the US, while sales of diamond tools and power cutters declined for comparable units as a result of continued weak market demand.

Total sales for the Professional Outdoor Products business area increased in local currency, also excluding the acquisition of Diamant Boart, which was consolidated as of July 1, 2002. Operating income and margin improved for comparable units.

STRUCTURAL CHANGES

Evaluation of plant in US
As a result of weak financial performance, an evaluation will be started regarding one of the Group’s production facilities in the US. A potential closure of the plant would incur a total cost of approximately SEK 1,200m. More information will be disclosed later today after information has been given to the employees at the plant.

Restructuring program in 2002
Of the total charge of SEK 1,338m for structural measures in the fourth quarter of 2002, SEK 1,140m had been utilized as of September 30, 2003. Savings during the first nine months amounted to SEK 138m. Changes implemented to date have involved personnel cutbacks of approximately 4,330.

Measures during the third quarter include closure of one plant for air conditioners in North America and one for refrigerators in India.

		Utilized as	Savings in	Estimated
		of Sept. 30	nine month	savings
Restructuring program in 2002, SEKm	Total cost	2003	2003	2003

Major appliances, Rest of the world	613	472	57	75

Major appliances, North America	396	413	40	102

Major appliances, Europe	177	103	25	39

Total major appliances	1,186	988	122	216

Compressors	152	152	16	16

Total	1,338*	1,140	138	232

*	SEK 567m of the total cost referred to write-downs of assets.

Divestments of operations
As of August 1, 2003, the Group divested its compressor operation, which was part of Professional Indoor Products. In 2002, this operation had external sales of approximately SEK 2,800m and approximately 4,100 employees. The divestment generated a capital loss of SEK 85m.

As of August 1, 2003, the Group divested its 50% shareholding in the Danish company Vestfrost A/S, which was part of Consumer Durables Europe. Vestfrost manufactures and sells refrigerators and freezers. In 2002, sales amounted to approximately DKK 1,100m, and the number of employees was 1,100. The sale did not have any significant impact on the Group’s income and financial position.

VALUE CREATED
Total value created during the first nine months of 2003 amounted to SEK 2,659m, as compared with SEK 2,720m during the same period in the previous year.

The overall decline in sales and operating margin during the first nine months was compensated for by lower net assets due to implemented restructuring and write-downs. The capital turnover rate was 3.84, as compared with 3.64 in the previous year.

The table below shows value created by business area.

	Nine	Nine		Third	Third
Value creation by business	months	months		quarter	quarter
area, SEKm	2003	2002	Change	2003	2002	Change

Consumer Durables

Europe	1,515	1,435	80	592	539	53

North America	1,057	1,137	-80	74	77	-3

Rest of the world	-823	-818	-5	-213	-280	67

Total Consumer Durables	1,749	1,754	-5	453	336	117

Professional Products

Indoor	293	207	86	78	92	-14

Outdoor	850	881	-31	206	253	-47

Total Professional Products	1,143	1,088	55	284	345	-61

Common Group costs, etc.	-233	-122	-111	-88	-45	-43

Total	2,659	2,720	-61	649	636	13

Value created is defined as operating income excluding items affecting comparability, less a weighted average cost of capital (WACC) on average net assets. The Group’s WACC is estimated at 13% before tax.

OTHER FACTS

Parent company
Net sales for the parent company, AB Electrolux, for the first nine months of 2003 amounted to SEK 4,830m (4,972). Income after financial items was SEK 5,917m (3,388), including dividends from subsidiaries in the amount of SEK 4,753m (4,531). Capital expenditure was SEK 99m (91). Liquid funds at the end of the period amounted to SEK 8,101m (8,838) as against SEK 8,090m at the start of the year.

Repurchase and divestment of shares
During the first half of 2003, Electrolux repurchased 6,155,700 own B-shares for a total of SEK 872m, corresponding to an average price of SEK 142 per share. No repurchases have been made during the third quarter.

During the third quarter, senior managers purchased 107,300 B-shares from Electrolux under the terms of the employee stock option programs for a total consideration of SEK 19m, corresponding to an average price of SEK 178 per share.

As of September 30, 2003, Electrolux owned a total of 11,829,872 B-shares, equivalent to 3.7% of the total number of outstanding shares.

	Total number of		No. of shares held
	outstanding A- and	No. of shares held	by other
Change in number of shares	B-shares	by Electrolux	shareholders

As of January 1, 2003	338,712,580	20,394,052	318,318,528

Repurchase of shares in first half of 2003	—	6,155,700	-6,155,700

Cancellation of shares in May of 2003	-14,612,580	-14,612,580	—

Shares sold to senior managers under the terms of the employee stock option programs in third quarter of 2003	—	-107,300	107,300

Number of shares as of September 30, 2003	324,100,000	11,829,872	312,270,128

De-listing in Paris and Zurich
In December 2002, the Board of Directors decided to de-list the Electrolux share from the stock exchanges in Paris and Zurich. The de-listing in Paris was finalized as of August 29, 2003, and the de-listing in Zurich as of April 30, 2003.

Asbestos litigation in the US
Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Almost all of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.

As of September 30, 2003, the Group had a total of 535 lawsuits pending, representing approximately 20,700 plaintiffs. A total of 166 new cases were filed during the third quarter of 2003, and 12 were resolved. Approximately 20,000 of the plaintiffs refer to cases pending in the state of Mississippi.

Nomination procedure for election of Board members
In accordance with the proposed nomination procedure for election of Board members that was approved by the AGM in April 2003, the Chairman of the Board should contact representatives of at least three of the largest shareholders during the fourth quarter of the year.

The representatives contacted are Claes Dahlbäck of Investor, Ramsay Brufer of Alecta Pensionsförsäkring and Tor Marthin of AMF Pension. Under the leadership of the Chairman, these representatives will jointly prepare a proposal for Board nominees which will be presented to the AGM for approval.

Adoption of International Accounting Standards, IAS 19
As of January 1, 2004, the Group will implement the new Swedish accounting standard RR 29 “Employee Benefits”, which is based on the International Accounting Standard IAS 19. Pensions and other post-retirement benefits have previously been reported in accordance with the applying local rules in each country.

In accordance with RR 5 “Accounting for changes in accounting principles” this will incur a charge of approximately SEK 2,000m to Group’s opening equity in 2004, and will have no one time effect on the income statement and cash flow. The amount is based on current assessments of market values of assets and interest rates.

The company’s obligations related to pension benefits in each country will not be affected by this change in accounting principles.

Outlook for the rest of 2003*
We expect market demand for appliances in the fourth quarter to be flat or slightly up in both Europe and North America, compared with the same period in the previous year.

The appliance operations in India and China, as well as floor-care products in North America and Professional Indoor Products, are expected to show continued weak performance. In addition, the weakening of the US dollar and the British pound against the Swedish krona and the Euro will have a negative impact on Group’s income.

The operating income for the full year is expected to be somewhat lower than in 2002, excluding items affecting comparability.

Stockholm, October 21, 2003

Hans Stråberg
President and CEO

*The previous outlook published in July 2003 stated:

“We expect market demand for appliances in the second half of the year to be flat or slightly up in both Europe and North America, compared with the same period in the previous year.

The negative trend in income for the appliance operations in India and China is expected to continue, as well as the weaker performance of floor-care products in North America and Professional Indoor Products. The continued weakening of the US dollar and the British pound against the Swedish krona and the Euro will have a greater negative impact on Group’s income than previously anticipated.

The previously published outlook for 2003 remains unchanged, stating that operating income for the full year is expected to be somewhat lower than in 2002.”

Factors affecting forward-looking statements
This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.

CONSOLIDATED INCOME STATEMENT, SEKM

	Nine	Nine	Third	Third	Full
	months	months	quarter	quarter	year
	2003	2002	2003	2002	2002

Net sales	95,762	102,564	30,387	31,760	133,150

Cost of goods sold	-72,656	-78,686	-23,071	-24,276	-101,705

Selling expense	-12,718	-13,338	-4,122	-4,569	-17,738

Administrative expense	-4,328	-4,061	-1,436	-1,139	-5,405

Other operating income/expense	-155	-95	-60	-20	-137

Items affecting comparability	-378	1,910	-378	25	-434

Operating income*	5,527	8,294	1,320	1,781	7,731

Margin, %	5.8	8.1	4.3	5.6	5.8

Financial items, net	-109	-190	-34	-53	-186

Income after financial items	5,418	8,104	1,286	1,728	7,545

Margin, %	5.7	7.9	4.2	5.4	5.7

Taxes	-1,791	-2,071	-514	-482	-2,459

Minority interests in net income	-3	18	-5	-7	9

Net income	3,624	6,051	767	1,239	5,095

* Including depreciation in the amount of:	-2,491	-2,859	-789	-888	-3,854

Net income per share, SEK	11.55	18.40	2.50	3.80	15.60

Number of shares after buy backs, million	312.3	322.8	312.3	322.8	318.3

Average number of shares after buy backs, million	314.1	328.8	312.2	327.2	327.1

CONSOLIDATED BALANCE SHEET, SEKM

	September 30	September 30	Full year
	2003	2002	2002

Assets

Fixed assets	23,988	28,942	27,698

Inventories, etc.	14,299	15,078	15,614

Accounts receivable	23,886	24,399	22,484

Other receivables	4,939	6,825	5,328

Liquid funds	12,264	15,038	14,300

Total assets	79,376	90,282	85,424

Equity and liabilities

Shareholders’ equity	27,456	30,664	27,629

Minority interests	116	596	592

Interest-bearing liabilities and provisions	13,648	19,225	15,698

Non-interest-bearing liabilities and provisions	38,156	39,797	41,505

Total equity and liabilities	79,376	90,282	85,424

Contingent liabilities	1,384	1,323	949

CHANGE IN EQUITY, SEKM

	Nine	Nine	Full
	months	months	year
	2003	2002	2002

Opening balance	27,629	28,864	28,864

Dividend payment	-1,894	-1,483	-1,483

Repurchase of shares	-853	-1,083	-1,703

Minimum liability US pensions	—	—	-1,335

Translation differences etc.	-1,050	-1,685	-1,809

Net income	3,624	6,051	5,095

Closing balance	27,456	30,664	27,629

CONSOLIDATED CASH FLOW STATEMENT, SEKM

	Nine	Nine	Full
	months	months	year
	2003	2002	2002

Operations

Income after financial items	5,418	8,104	7,545

Depreciation according to plan charged against above income	2,491	2,859	3,854

Provisions and capital gains/losses	-905	-3,443	-1,272

Taxes paid	-1,084	-761	-1,027

Changes in operating assets and liabilities

Change in inventories	44	311	-706

Change in accounts receivable	-4,462	-2,098	28

Change in other current assets	61	949	832

Change in current liabilities and provisions	1,030	1,683	1,651

Cash flow from operations	2,593	7,604	10,905

Investments

Acquisition and divestment of operations	865	2,075	2,229

Capital expenditure in tangible fixed assets	-2,333	-2,199	-3,335

Capitalization of product development and software	-284	-155	-195

Other	425	271	290

Cash flow from investments	-1,327	-8	-1,011

Dividend	-1,894	-1,483	-1,483

Repurchase of shares	-853	-1,083	-1,703

Cash flow after dividends	-1,481	5,030	6,708

Change in interest-bearing liabilities	-185	-1,894	-4,157

Total cash flow	-1,666	3,136	2,551

Liquid funds at beginning of year	14,300	12,374	12,374

Exchange-rate differences referring to liquid funds	-370	-472	-625

Liquid funds at end of period	12,264	15,038	14,300

Change in net borrowings

Total cash flow excl. change in loans	-1,481	5,030	6,708

Net borrowings at beginning of year	-1,398	-10,809	-10,809

Exchange-rate differences referring to net borrowings	1,495	1,592	2,703

Net borrowings at end of period	-1,384	-4,187	-1,398

NET SALES BY BUSINESS AREA, SEKM

	Nine	Nine	Third	Third	Full
	months	months	quarter	quarter	year
	2003	2002	2003	2002	2002

Consumer Durables

Europe	35,372	35,742	11,907	12,605	48,250

North America	36,403	39,250	11,196	10,876	48,450

Rest of the world	9,078	11,026	3,097	3,332	14,820

Total Consumer Durables	80,853	86,018	26,200	26,813	111,520

Professional Products

Indoor	6,379	8,253	1,718	2,192	10,887

Outdoor	8,461	8,174	2,447	2,720	10,597

Total Professional Products	14,840	16,427	4,165	4,912	21,484

Other	69	119	22	35	146

Total	95,762	102,564	30,387	31,760	133,150

OPERATING INCOME BY BUSINESS AREA, SEKM

	Nine	Nine	Third	Third	Full
	months	months	quarter	quarter	year
	2003	2002	2003	2002	2002

Consumer Durables

Europe	2,356	2,323	852	828	3,265

Margin, %	6.7	6.5	7.2	6.6	6.8

North America	2,477	2,791	544	577	3,271

Margin, %	6.8	7.1	4.9	5.3	6.8

Rest of the world	-158	35	12	-41	51

Margin, %	-1.7	0.3	0.4	-1.2	0.3

Total Consumer Durables	4,675	5,149	1,408	1,364	6,587

Margin, %	5.8	6.0	5.4	5.1	5.9

Professional Products

Indoor	455	594	124	197	753

Margin, %	7.1	7.2	7.2	9.0	6.9

Outdoor	1,304	1,177	356	356	1,508

Margin, %	15.4	14.4	14.5	13.1	14.2

Total Professional Products	1,759	1,771	480	553	2,261

Margin, %	11.9	10.8	11.5	11.3	10.5

Common Group costs, etc.	-529	-536	-190	-161	-683

Items affecting comparability	-378	1,910	-378	25	-434

Total	5,527	8,294	1,320	1,781	7,731

VALUE CREATION, SEKM

	Nine	Nine	Third	Third	Full
	months	months	quarter	quarter	year
	2003	2002	2003	2002	2002

Consumer Durables

Europe	1,515	1,435	592	539	2,099

North America	1,057	1,137	74	77	1,170

Rest of the world	-823	-818	-213	-280	-1,011

Total Consumer Durables	1,749	1,754	453	336	2,258

Professional Products

Indoor	293	207	78	92	291

Outdoor	850	881	206	253	1,090

Total Professional Products	1,143	1,088	284	345	1,381

Common Group costs, etc.	-233	-122	-88	-45	-178

Total	2,659	2,720	649	636	3,461

KEY RATIOS

	Nine	Nine	Third	Third	Full
	months	months	quarter	quarter	year
	2003	2002	2003	2002	2002

Net income per share, SEK1)	11.55	18.40	2.50	3.80	15.60

Return on equity, %2)	17.4	26.6			17.2

Return on net assets, %3)	23.8	30.3			22.1

Net debt/equity ratio4)	0.05	0.13			0.05

Capital expenditure, SEKm	2,333	2,199	924	731	3,335

Average number of employees	78,006	82,556	75,684	80,638	81,971

1)	Based on an average of 314.1 (328.8) million shares after buy-backs for the nine months period, and 312.2 (327.2) for the third quarter.

2)	Annualized net income, expressed as a percentage of average equity.

3)	Annualized operating income, expressed as a percentage of average net assets.

4)	Net borrowings, i.e., interest-bearing liabilities less liquid funds, in relation to adjusted equity.

EXCHANGE RATES IN SEK

	Nine	Nine	Full
	months	months	year
	2003	2002	2002

USD, average	8.25	9.92	9.72

USD, end of period	7.66	9.29	8.78

EUR, average	9.15	9.17	9.15

EUR, end of period	8.94	9.15	9.16

GBP, average	13.33	14.69	14.58

GBP, end of period	12.81	14.52	14.09

QUARTERLY FIGURES

Net sales and income			1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Net sales, SEKm	2003		32,062	33,313	30,387

	2002		33,580	37,224	31,760	30,586	133,150

Operating income, SEKm	2003		1,798	2,409	1,320

	Margin,%		5.6	7.2	4.3

	2003	1)	1,798	2,409	1,698

	Margin,%		5.6	7.2	5.6

	2002		3,791	2,722	1,781	-563	7,731

	Margin,%		11.3	7.3	5.6	-1.8	5.8

	2002	2)	1,906	2,722	1,756	1,781	8,165

	Margin, %		5.7	7.3	5.5	5.8	6.1

Income after financial items, SEKm	2003		1,798	2,334	1,286

	Margin,%		5.6	7.0	4.2

	2003	1)	1,798	2,334	1,664

	Margin,%		5.6	7.0	5.5

	2002		3,682	2,694	1,728	-559	7,545

	Margin,%		11.0	7.2	5.4	-1.8	5.7

	2002	2)	1,797	2,694	1,703	1,785	7,979

	Margin, %		5.4	7.2	5.4	5.8	6.0

Net income, SEKm	2003		1,246	1,611	767

	2003	1)	1,246	1,611	1,145

	2002		2,962	1,850	1,239	-956	5,095

	2002	2)	1,228	1,850	1,222	1,221	5,521

Net income per share, SEK	2003		3.95	5.10	2.50

	2003	1)	3.95	5.10	3.70

	2002		9.00	5.60	3.80	-2.80	15.60

	2002	2)	3.75	5.60	3.75	3.80	16.90

Value creation, SEKm	2003		731	1,279	649

	2002		609	1,475	636	741	3,461

1)	Excluding items affecting comparability, which amount to SEK –378m in third quarter.

2)	Excluding items affecting comparability, which amounted to SEK –434m in 2002.

NET SALES BY BUSINESS AREA, PER QUARTER, SEKM

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Europe	2003	11,987	11,478	11,907

	2002	11,241	11,896	12,605	12,508	48,250

North America	2003	12,028	13,179	11,196

	2002	13,284	15,090	10,876	9,200	48,450

Rest of the world	2003	2,908	3,073	3,097

	2002	3,437	4,257	3,332	3,794	14,820

Total Consumer Durables	2003	26,923	27,730	26,200

	2002	27,962	31,243	26,813	25,502	111,520

Professional Products, Indoor	2003	2,165	2,496	1,718

	2002	3,029	3,032	2,192	2,634	10,887

Professional Products, Outdoor	2003	2,950	3,064	2,447

	2002	2,547	2,907	2,720	2,423	10,597

	2003	5,115	5,560	4,165

Total Professional Products	2002	5,576	5,939	4,912	5,057	21,484

OPERATING INCOME BY BUSINESS AREA, PER QUARTER SEKM

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Europe	2003	710	794	852

	Margin,%	5.9	6.9	7.2

	2002	676	819	828	942	3,265

	Margin,%	6.0	6.9	6.6	7.5	6.8

North America	2003	798	1,135	544

	Margin,%	6.6	8.6	4.9

	2002	876	1,338	577	480	3,271

	Margin,%	6.6	8.9	5.3	5.2	6.8

Rest of the world	2003	-120	-50	12

	Margin,%	-4.1	-1.6	0.4

	2002	-22	98	-41	16	51

	Margin,%	-0.6	2.3	-1.2	0.4	0.3

Professional Products, Indoor	2003	138	193	124

	Margin,%	6.4	7.7	7.2

	2002	183	214	197	159	753

	Margin,%	6.0	7.1	9.0	6.0	6.9

Professional Products, Outdoor	2003	442	506	356

	Margin,%	15.0	16.5	14.5

	2002	386	435	356	331	1,508

	Margin,%	15.2	15.0	13.1	13.7	14.2

Common Group costs, etc.	2003	-170	-169	-190

	2002	-193	-182	-161	-147	-683

Items affecting comparability	2003	—	—	-378

	2002	1,885	—	25	-2,344	-434

FIVE-YEAR REVIEW

Amounts in SEKm, unless otherwise stated	2002	2001	2000	1999	1998

Net sales	133,150	135,803	124,493	119,550	117,524

Operating income	7,731	6,281	7,602	7,204	7,028

Margin, %	5.8	4.6	6.1	6.0	6.0

Margin, excluding items affecting comparability, %	6.1	4.7	6.5	6.2	5.2

Income after financial items	7,545	5,215	6,530	6,142	5,850

Margin, %	5.7	3.8	5.2	5.1	5.0

Margin, excluding items affecting comparability, %	6.0	3.9	5.6	5.3	4.2

Net income	5,095	3,870	4,457	4,175	3,975

Net income per share, SEK	15.60	11.35	12.40	11.40	10.85

Average number of shares after buy-backs, million	327.1	340.1	359.1	366.2	366.2

Dividend, adjusted for share issues	6.00	4.50	4.00	3.50	3.00

Value creation	3,461	262	2,423	1,782	437

Return on equity, %	17.2	13.2	17.0	17.1	18.2

Return on net assets, %	22.1	15.0	19.6	18.3	17.5

Net debt/equity ratio	0.05	0.37	0.63	0.50	0.71

Capital expenditure	3,335	4,195	4,423	4,439	3,756

Average number of employees	81,971	87,139	87,128	92,916	99,322

DEFINITIONS

Capital indicators

Annualized sales	In computation of key ratios where capital is related to net sales, the latter are annualized and converted at year-end exchange rates and adjusted for acquired and divested operations

Net assets	Total assets, excluding liquid funds, interest-bearing financial receivables, as well as non-interesting-bearing liabilities and provisions.

Adjusted equity	Equity, including minority interests.

Working capital	Net assets less fixed assets and deferred tax assets/liabilities.

Net borrowings	Total interest-bearing liabilities less liquid funds.

Net debt/equity ratio	Net borrowings in relation to adjusted equity.

Equity/assets ratio	Adjusted equity as a percentage of total assets less liquid funds.

Other key ratios

Net income per share	Net income divided by the average number of shares after buy-backs.

Operating cash flow	Total cash flow from operations and investments, excluding acquisition and divestment of operations.

Operating margin	Operating income expressed as a percentage of net sales.

Value creation	Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability. [(Net sales — operating costs = operating income) — (WACC x Average net assets)]. The WACC for 2003 and 2002 was 13% before tax. The WACC for previous periods was 14% before tax.

Return on equity	Net income expressed as a percentage of average equity.

Return on net assets	Operating income expressed as a percentage of average net assets.

This report has not been audited.

Electrolux has applied in this report the accounting principles disclosed in Note 1 of the Annual Report for 2002.

Telephone conference and presentation
A telephone conference will be held at 15.00 CET on October 21, 2003. The conference will be chaired by Hans Stråberg, President and CEO of Electrolux and Fredrik Rystedt, CAO. A slide presentation of the Group’s nine months results for 2003 is available on the Electrolux website: www.electrolux.com/webcast1.

Consolidated results
The consolidated results for the fourth quarter and the full year 2003 will be published on February 12, 2004.

For more information
Financial information from Electrolux is also available at www.electrolux.com/ir.

PRESS RELEASE

Stockholm, October 21, 2003

EVALUATION OF REFRIGERATOR FACTORY IN GREENVILLE, MI, USA
(ELUX) The evaluation of a plant in the US, mentioned earlier today in the Group’s nine-month report, refers to the refrigerator factory in Greenville, MI. The plant has weak financial performance and other production sources are being considered, including a move to Mexico.

The plant has approximately 2,700 employees. A potential closure of the plant would incur a total cost of approximately SEK 1,200m. Discussions have been initiated with representatives of the unions.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2002, Electrolux had sales of SEK 133.2 billion and 82,000 employees.

Further information
For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press Hotline is available at +46 8 657 65 07.

For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 70 90.

AB ELECTROLUX (PUBL) MAILING ADDRESS SE-105 45 STOCKHOLM, SWEDEN OFFICE ADDRESS S:T GöRANSGATAN 143	TELEPHONE +46 8 738 60 00 TELEFAX +46 8 738 70 90	INVESTOR RELATIONS +46 8 738 60 03 WEBSITE www.electrolux.com/ir	E-MAIL ADDRESS ir@electrolux.se REG. NO. 556009-4178